UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13D Under the Securities Exchange Act of 1934 (Amendment No. _____________)*
BioCryst Pharmaceuticals Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
09058V103
(CUSIP Number)
Ron Panzier Great Point Partners, LLC 165 Mason Street, 3rd Floor Greenwich, CT 06830 (203) 971-3300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 6, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Great Point Partners, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 7,478,275
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 7,478,275
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,478,275
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.60%[1]
14	Type of Reporting Person (See Instructions) IA

1 Based on a total of 98,432,868 shares outstanding, as reported by the Issuer on a Form 8-K filed with the Securities and Exchange Commission on January 22, 2018.

1	Names of Reporting Persons. Dr. Jeffrey R. Jay, M.D.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 7,478,275
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 7,478,275
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,478,275
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.60%[2]
14	Type of Reporting Person (See Instructions) IN

2 Based on a total of 98,432,868 shares outstanding, as reported by the Issuer on a Form 8-K filed with the Securities and Exchange Commission on January 22, 2018.

1	Names of Reporting Persons Mr. David Kroin
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power o
		8	Shared Voting Power 7,478,275
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 7,478,275
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,478,275
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.60%[3]
14	Type of Reporting Person (See Instructions) IN

3 Based on a total of 98,432,868 shares outstanding, as reported by the Issuer on a Form 8-K filed with the Securities and Exchange Commission on January 22, 2018.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D (this “Statement”) relates is the common stock, $0.01 par value per share (the “Common Stock”), of BioCryst Pharmaceuticals Inc., a Delaware corporation (the “Company” or the “Issuer”). The address of the principal executive offices of the Issuer is 4505 Emperor Blvd., Suite 200, Durham NC 27703.

Item 2.	Identity and Background

This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Great Point Partners, LLC, a Delaware limited liability company (“Great Point”); (ii) Dr. Jeffrey R. Jay, an individual (“Dr. Jay”), and (iii) Mr. David Kroin, an individual (“Mr. Kroin”).

The business address of each Reporting Person is 165 Mason Street, 3rd Floor, Greenwich, CT 06830.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except that on or about June 24, 2014, Great Point Partners LLC, without admitting or denying the findings, consented to a cease-and-desist order in connection with an SEC administrative proceeding arising out of a violation of Regulation M in April 2013.

Each of Dr. Jay and Mr. Kroin is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Biomedical Value Fund, L.P. (“BVF”) used its own funds to purchase 2,105,456 shares of Common Stock (the “BVF Shares”). Biomedical Offshore Value Fund, Ltd. (“BOVF”) used its own funds to purchase 3,033,903 shares of Common Stock (the “BOVF Shares”). GEF-SMA, L.P. (“GEF-SMA”) used its own funds to purchase 2,171,249 shares of Common Stock (the “GEF-SMA Shares”). Class D Series of GEF-PS, LP (“GEF-PS”) used its own funds to purchase 167,667 shares of Common Stock (the “GEF-PS Shares”).

See Item 5 below for information with respect to Great Point, Dr. Jay and Mr. Kroin.

Item 4.	Purpose of Transaction

The Reporting Persons are filing this Statement because the Reporting Persons hold the Common Stock with a purpose or effect of defeating a proposed merger agreement recently announced by the Issuer. In a Form 8-K filed with the Securities and Exchange Commission on January 22, 2018, the Issuer announced that it had entered into a definitive merger agreement with Idera Pharmaceuticals, Inc. (“Idera”) (NASDAQ: IDRA) to form a new combined company focused on the development and commercialization of medicines. The Reporting Persons are strongly opposed to the merger with Idera and intend to vote their shares of Common Stock against any proposal to authorize or consummate such merger.

The Reporting Persons believe the Common Stock is undervalued and represent a low-risk and high reward investment in the spectrum of such companies. It is the Reporting Persons’ view that the merger is significantly unbalanced and represents a substantial transfer of highly valuable Company assets to the shareholders of Idera in exchange for more speculative Idera assets of far more uncertain value. Since Idera’s principal shareholder is also a significant shareholder of the Company, but has invested substantially more in Idera than in the Company, it is the Reporting Persons’ view that the merger enables such shareholder to substantially increase its interest in the Company’s assets at a substantial discount from their true value, and to the ultimate detriment of the other Company shareholders. To this end, Great Point has expressed its views to the Issuer in a letter dated as of February 15, 2018, filed as Exhibit B hereto.

The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and may from time to time and at any time in the future, depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken or not taken by the board of directors of the Issuer, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Common Stock of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) advocating an alternative sale or transfer of a material amount of assets of the Issuer.

The foregoing is subject to change at any time, without notice, and there can be no assurance that the Reporting Persons will take any of the actions set forth above. Except as otherwise described above in this Item 4, the Reporting Persons currently have no plan(s) or proposal(s) that relate to, or would result, in any of the events or transactions described in subparagraphs (a) - (j) of Item 4 of the form of Schedule 13D, although each of the Reporting Persons reserves the right to formulate such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer

BVF is the record holder of the BVF Shares. Such shares constitute 2.14% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BVF shares voting and dispositive power over the BVF Shares.

BOVF is the record holder of the BVF Shares. Such shares constitute 3.08% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BOVF shares voting and dispositive power over the BOVF Shares.

GEF-SMA is the record holder of the GEF-SMA Shares. Such shares constitute 2.21% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. GEF-SMA shares voting and dispositive power over the GEF-SMA Shares.

GEF-PS is the record holder of the GEF-PS Shares. Such shares constitute 0.17% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. GEF-PS shares voting and dispositive power over the GEF-PS Shares.

Great Point is the investment manager of each of BVF, BOVF, GEF-SMA and GEF-PS and by virtue of such status may be deemed to be the beneficial owner of the BVF Shares, the BOVF

Shares, the GEF-SMA Shares and the GEF-PS Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, and special managing member of Great Point, has shared voting and investment power with respect to the BVF Shares, the BOVF Shares, the GEF-SMA Shares and the GEF-PS Shares and may be deemed to be the beneficial owner of such shares. Great Point, Dr. Jay and Mr. Kroin disclaim beneficial ownership of the BVF Shares, the BOVF Shares, the GEF-SMA Shares and the GEF-PS Shares except to the extent of any pecuniary interest, and this statement shall not be deemed to be an admission that they are the beneficial owners of such securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits and are incorporated herein.

EXHIBIT A: Joint Filing Agreement, dated as of February 15, 2018.

EXHIBIT B: Letter dated February 15, 2018, from Great Point Partners, LLC to Issuer (Attention: Board of Directors)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2018

Great Point Partners, LLC

By: /s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

/s/ Dr. Jeffrey R. Jay
Dr. Jeffrey R. Jay, individually

/s/ Mr. David Kroin
Mr. David Kroin, individually

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:	February 15, 2018

Great Point Partners, LLC

By: /s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

/s/ Dr. Jeffrey R. Jay
Dr. Jeffrey R. Jay, individually

/s/ Mr. David Kroin
Mr. David Kroin, individually

Exhibit B

Great Point Partners, LLC

165 Mason Street, 3rd Floor

Greenwich, CT 06830

February 15, 2018

To the Board of Directors (the “Board”) of BioCryst Pharmaceuticals, Inc. (“BCRX”)

We are Great Point Partners, LLC (“GPP”), an investment manager beneficially owning 7,478,275 shares of common stock of BCRX. We write to advise you that we are strongly opposed to the proposed merger of BCRX with Idera Pharmaceuticals, Inc. (“IDRA”) and intend to vote our shares against any proposal to authorize or consummate such merger.

Based on our experience investing in pharmaceutical and biotechnology research and development (“R&D”) companies, we believe BCRX shares are undervalued and represent a low-risk and high reward investment in the spectrum of such companies. It is our view that the merger is significantly unbalanced and represents a substantial transfer of highly valuable BCRX assets to the shareholders of IDRA in exchange for more speculative IDRA assets of far more uncertain value. Since IDRA’s principal shareholder is also a significant shareholder of BCRX, but has invested substantially more in IDRA than in BCRX, it is our view that the merger enables such shareholder to substantially increase its interest in BCRX’s assets at a substantial discount from their true value, and to the ultimate detriment of the other BCRX shareholders.

Since the Board has apparently determined to discontinue BCRX as a standalone business, we believe it is incumbent upon the Board to explore alternative strategies to maximize the value of BCRX’s assets for the benefit of all shareholders. As explained in detail below, it is our view that the market price of BCRX’s securities has not heretofore reflected the full value that would be recognized had alternative strategies been explored. Based on our experience, we would expect several large biotechnology and pharmaceutical companies to be interested in paying a significantly greater amount than IDRA is paying through contribution of its stock to NewCo in order to control the BCRX assets.

Among other points, we note the following:

1.	We believe BCRX’s lead product, BCX-7353, alone has a present value of well over $1.5 billion, more than three times the current market capitalization of BCRX.

a.	BCX-7353 is being developed to treat patients with an orphan disease, Hereditary Angioedema (“HAE”). It appears to be just one Phase 3 study away from a regulatory submission (data expected in the first half of 2019)[1] and has already completed a double-blind, placebo controlled Phase 2 study that in our experience is likely to be highly predictive of success in that Phase 3 study.
b.	BCX-7353’s mechanism of action in HAE is well validated, as there are several approved therapies that also block plasma kallikrein, an enzyme considered to be a key culprit in the disease.
c.	The HAE market is a large, readily-identifiable market in which existing products generated approximately $1.7 billion in sales in 2016, growing at an annual rate in excess of 20%.
d.	To our knowledge, there are no drugs other than BCX-7353 currently in Phase 3 development for HAE.
e.	We believe BCX-7353 should have composition of matter patent protection until 2035.
f.	As an oral therapy for HAE patients, BCX-7353 has the potential to take significant market share from competitive drugs and also grow the market. At a recent FDA workshop[2], patients expressed high interest in an oral option, as other therapies are administered by injection or by intravenous infusion.

g.	HAE is an area where pharmaceutical companies have shown significant interest in M&A. Some examples include:
i.	On November 2, 2015, Shire plc announced it was paying $5.9 billion in cash (plus up to an additional $646 million in earnouts) to acquire Dyax Corp. for the latter’s HAE attack prevention therapy in development called DX 2930.[3] At the time of acquisition, the drug candidate was further from completing its pivotal study than BCX-7353 is now. The acquisition price represented a 52% premium (68% premium including the earnout) to the trailing 30-day volume weighted average closing price of Dyax’s publicly traded common stock.
ii.	On November 11, 2013, Shire plc announced it was paying $4.2 billion up-front in cash to acquire Viropharma Incorporated for its principal asset, CINRYZE® (C1 esterase inhibitor), a leading brand for HAE attack prevention. The acquisition price represented a 64% premium to ViroPharma’s unaffected share price.[4]
iii.	On July 3, 2008, Shire plc announced it was paying €328 million in cash, and made an additional €21M investment (aggregating approximately $550 million at then-current exchange rates) to acquire the European company Jerini AG for icatibant, its sub-cutaneous therapy for HAE attack treatment.[5] This therapeutic candidate had a mixed regulatory history at the time, having just been rejected by the FDA while having received a positive recommendation in Europe. The acquisition price represented a 124% premium to the trailing 30-day volume weighted average closing price of Jerini’s publicly traded common stock.
iv.	On July 15, 2008 Viropharma Incorporated announced it was paying approximately $463 million, to acquire Lev Pharmaceuticals (“LEVP”).[6] LEVP had only one asset, CI-INH intravenous for HAE attack prevention (which later became CINRYZE). At the time, (i) CI-INH had a mixed regulatory history, having first been rejected by the FDA and then having received a positive advisory committee vote, and (ii) the market opportunity was far from established given no marketed therapies existed in the U.S. The acquisition price represented a 50% premium to the trailing 30-day volume weighted average closing price of Lev’s publicly traded common stock.

2.	BCRX has a proven ability to develop products through FDA approval, as evidenced by FDA’s approval of BCRX’s Peramavir in 2014 to treat patients with acute uncomplicated influenza (the flu).

3.	In addition to its lead asset BCX-7353, BCRX also has a valuable pipeline with a liquid formulation of BCX-7353 currently in a Phase 2 trial called “ZENITH-1”, and new programs coming on line, such as the small molecule addressing Fibrodysplasia Ossificans Progressiva (“FOP”).

4.	With its recent disclosure of a potential $20 million-plus Peramavir procurement contract from the U.S. government, we estimate BCRX had more than sufficient cash on hand to sustain operations into 2020, certainly through the significant upcoming milestones of Phase 3 BCX-7353 data, Phase 2 ZENITH-1 data, and Phase 1 data for FOP.

In contrast, while we acknowledge there may be potential significant upside in IDRA shares if its lead asset, IMO-2125, proves enormously successful in the immuno-oncology field, and while we leave it to IDRA shareholders to assign a proper valuation to IDRA shares, we believe IMO-2125 has a completely different, and higher, risk profile than BCX-7353, and therefore significantly increases risk for BCRX shareholders exchanging their shares for those of the proposed NewCo. IMO-2125 has only been given to a small number of patients to date, the clinical experience thus far has not included a control arm of any kind, and the studies have been done in a combination setting with another active agent, making it difficult to judge the activity of just IMO-2125. Consequently, we believe it cannot be determined with any certainty if and to what extent IMO-2125 itself is effective. Furthermore, the regulatory path is entirely unclear, since the immuno-oncology field is among the most competitive in all of biotechnology research and development, making it extremely difficult to know what it takes to be the winner, even if a new drug proves to be an active agent.

As we evaluate this merger, we have consulted the latest Institutional Shareholder Services (“ISS”) Proxy Voting Guidelines, published January 4, 20187. ISS cites 6 key factors to be considered in a review of Mergers and Acquisitions (page 34 of its report) and we have listed each below in tandem with our view:

•	ISS #1: Valuation - Is the value to be received by the target shareholders (or paid by the acquirer) reasonable? While the fairness opinion may provide an initial starting point for assessing valuation reasonableness, emphasis is placed on the offer premium, market reaction, and strategic rationale.

GPP View: First, we must assess, who is the target and who is the acquirer? The companies state that this is a merger of equals. We disagree. As noted, the largest shareholder in IDRA is also the largest shareholder in BCRX. However, including its warrants, this shareholder has an investment in IDRA with a market value that is approximately twice the size of the market value of its BCRX investment ($155 million vs. $78 million as of the merger announcement date, corresponding to a beneficial ownership interest of at least approximately 25.6% of the shares of IDRA, but approximately 14.2% of the shares of BCRX).8 Furthermore, this investor controls two seats on IDRA’s board of directors. Assuming this largest shareholder will act rationally and in its own best interests, as the chart below indicates, such shareholder would logically view this transaction as an increase in ownership (to almost 20% from 14%) of BCRX’s more advanced drug assets in exchange for its voting interests in IDRA’s more speculative assets, to the detriment of the remaining BCRX shareholders who will be diluted. At current merger share exchange rates, independent BCRX shareholders will only own 44.3% of the combined company, whose drug pipeline will be proportionately diminished in future value by absorption of IDRA’s assets.

	P r e -D ea l Ownership			Post-Deal Ownership

	Largest Shareholder		Press Release	Largest Shareholder
	Shares	$ (M)%		%
IDRA	25.6%	$156	48.4%	12.4%
BCRX	14.2%	$78	51.6%	7.3%
NewCo				19.7%

	All other Shareholders			All other Shareholders
	Shares	$ (M)
IDRA	74.4%	$451	48.4%	36.0%
BCRX	85.8%	$472	51.6%	44.3%
NewCo				80.3%

o	Other than the largest shareholder, all BCRX shareholders are reducing their indirect interest in the BCRX assets and are not being paid appropriate value for those assets.

o	All BCRX shareholders are being diluted by ~48.4% in their ownership of BCRX assets in exchange for IDRA assets, which, as discussed above, have vastly less certain value.

o	All BCRX shareholders are exchanging shares with a readily liquid trading marketplace (BCRX shares have traded an average of 1.56 million shares per day over the past year) for shares in NewCo which have a completely uncertain liquidity profile – in our experience, shares in newly listed entities often take significant time in order to develop a strong liquidity profile.

•	ISS #2: Market reaction - How has the market responded to the proposed deal? A negative market reaction should cause closer scrutiny of a deal.

GPP View: BCRX’s stock price changes since the merger announcement date is further confirmation that market participants agree that this merger destroys value. In the first ten trading days following the merger announcement, the BCRX stock price declined by 22.2% while the Russell 2000 Biotechnology Index, a broad measure of small capitalization life sciences stocks, was up 2.8%, a relative underperformance of ~25%. As of the date of this filing, even with additional share purchases by GPP (over the past 8 trading days GPP has purchased over 20% of the volume per Bloomberg), the relative underperformance since the announcement is still more than 16%. Our conviction that this merger is ill-advised, and that BCRX would be more valuable either continuing to operate independently or being acquired by a third party, has driven our desire to increase our holdings in an effort to defeat the merger proposal. Indeed, if we believed that this merger was inevitable, we would not have purchased additional shares.

•	ISS #3: Strategic rationale - Does the deal make sense strategically? From where is the value derived? Cost and revenue synergies should not be overly aggressive or optimistic, but reasonably achievable. Management should also have a favorable track record of successful integration of historical acquisitions.

GPP View: Both IDRA and BCRX are currently R&D companies with no material commercial operations. The vast majority of their expenses, and indeed their respective valuations, are being driven by their clinical R&D operations. Therefore, any merger should make strategic sense from this point of view. Yet, on the investor call hosted by both companies on the day the transaction was announced, per the transcript9, the first question posed by an analyst was:

“….I’m kind of wondering really if you could provide a little bit more color on the clinical synergies that you see with this merger”,

To which Mr. Vincent Milano, the CEO of IDRA (and the proposed CEO of NewCo), responded as follows (GPP emphasis added with underline):

“…So on the clinical synergy, I think the way we view this, Charles, is that we’re going to put the two companies together and all the programs that we currently have are going to continue to operate as is. With regards to the operations team, the work in front of us as we get prepared for the closing, we’ll take a look at the processes, if you will, of both companies from a clinical operations standpoint, take the best of both and combine them. But this merger wasn’t contemplated under creating clinical operation synergies, if you will. It’s really about the point you raised, not only diversifying the risk, but creating greater opportunities for greater returns by putting the two companies with the two respective talent bases and experiences together, and also the two discovery engines where we think we can enhance the number of rare disease targets that our technologies together could be applied to…”

Later in the call, when an analyst asked for examples of how these two very different platforms will work together, the answer from the Mr. Milano was:

“that’s a terrific question and I’ll apologize in advance that I can’t give you all the answers yet…. the team is working on together comparing the two lists, if you will”

It appears to us that the merger has not been exhaustively evaluated and we agree with management’s assessment above that there is no obvious synergy between the clinical operations of the companies which currently operate in completely different therapeutic modalities. For unprofitable companies in the R&D business, cash is a precious asset, yet management was not able to cite any significant cost synergies.

o	Prior to the announcement of the merger, BCRX stated on its most recent earnings call that it had cash sufficient to “to complete the BCX-7353 HAE regulatory requirements, to allow us to file an NDA and an MAA, as well as to prepare and fully resource our commercial infrastructure to successfully launch 7353.” Since that time, BCRX disclosed the potential for a greater than $20 million procurement contract on Peramavir, and as such we now model that BCRX would have sufficient cash to sustain BCRX’s operations well into 2020.

o	Meanwhile, IDRA had stated in its January 5, 2018 press release, that it had only enough cash on hand to sustain operations through the second quarter of 2019.

Neither management team has provided guidance for cash synergies or an extended cash runway due to this merger, so given that IDRA had a shorter runway than BCRX, we believe that NewCo would have a shorter cash runway than BCRX has as a stand-alone company. This shorter cash runway may cause additional needs for financing at uncertain prices and additional dilution to all shareholders.

A strategic rationale offered by management on the investor call seems to be an increase in near-term catalysts.

On the investor call, the CEO of BCRX, Mr. Jon Stonehouse, said:

“we get questions from investors in the past that said, oh, you don’t have anything until first half of 2019 with the read-out of APeX-2. The combined company gives you read-outs on IMO-2125, a read-out on IMO-8400, a read-out on ZENITH. I mean, it completely changes what’s coming between now and the end of this year.”

If BCRX shareholders care for access to those IDRA events, without synergies in the combined entity, then there is no difference for those shareholders owning shares in NewCo, versus just buying shares of IDRA for themselves. It seems this transaction may have been done to gain access to highly risky, short-term value creation opportunities, at the cost of maintaining full control and rights to significantly larger longer-term, higher certainty, value creation in the key BCRX assets. If shareholders of either company wanted to diversify risk by owning shares of the other company, they can purchase shares on their own.

The only other area which has been identified as a potential synergy in this merger is the addition of IDRA management as a steward for BCRX’s lead asset in HAE, a disease in which Mr. Milano and other proposed management of NewCo have significant experience and success from their prior company. We agree with this assessment, but in our view, this single point is not sufficient to justify 48.4% dilution for BCRX shareholders.

•	ISS #4: Negotiations and process - Were the terms of the transaction negotiated at arm’s-length? Was the process fair and equitable? A fair process helps to ensure the best price for shareholders. Significant negotiation “wins” can also signify the deal makers’ competency. The comprehensiveness of the sales process (e.g., full auction, partial auction, no auction) can also affect shareholder value.

GPP View: While we do not have access to information at the level of the Board, all the information that we do have appear to indicate that this transaction was hastily conceived and fashioned and that the BCRX Board did not engage in a process to evaluate fully all of the strategic alternatives that might be available. We note that BCRX completed an underwritten equity financing through JP Morgan just four months ago on September 18, 2017, at which time BCRX made no mention of exploring a potential IDRA merger, other strategic alternatives, or needing to augment or change the management team to fully capitalize on the value of BCRX’s assets.

In fact, on the investor call to discuss the merger proposal, an analyst asked, “Just wondering, did Idera approach BioCryst for this merger or the other way around”, and Mr. Milano responded as follows:

“This is Vin. Thank you for your question. So, as we stated in our prepared remarks, Jon and I have known each other for many years. And as you can imagine, friends and CEOs share stories about the challenges that we face. And I would say that we collectively, one night over drinks, decided wouldn’t it be interesting to see if we could combine forces to improve the probability of success, enhance the value proposition both for patients and shareholders. And so it started over a drink, if I could say that.”

This sounds very far from describing a comprehensive exploration of how a company can maximize the value of its assets; or even the exploration of any sale process at all. The ownership ratios contemplated in the merger appear to simply be approximations of the ratio of the then-current market capitalizations of each company, despite the significant disparity in cash runways, or product potentials including the timing and likelihood of reaching that potential. There is no indication that BCRX considered any other valuation measure at all. Until a full auction process is run, given the differences between the two constituents of the proposed merger, there is zero justification for BCRX shareholders to give up a significant interest in the BCRX assets.

•	ISS #5: Conflicts of interest - Are insiders benefiting from the transaction disproportionately and inappropriately as compared to non-insider shareholders? As the result of potential conflicts, the directors and officers of the company may be more likely to vote to approve a merger than if they did not hold these interests. Consider whether these interests may have influenced these directors and officers to support or recommend the merger. The CIC figure presented in the “ISS Transaction Summary” section of this report is an aggregate figure that can in certain cases be a misleading indicator of the true value transfer from shareholders to insiders. Where such figure appears to be excessive, analyze the underlying assumptions to determine whether a potential conflict exists.

GPP View: We cannot say if there are any significant conflicts of interest at the board level of BCRX. We note only the inherent benefit to BCRX’s largest shareholder at the expense of everyone else as described above.

In addition, in an objective analysis, BCRX management appear to benefit financially immediately from this transaction. As described in the merger agreement10, all then-outstanding BCRX stock options accelerate and vest in full in the proposed transaction. Given our experience as an investor, we believe it is also safe to assume that NewCo will be adopting a new incentive plan and will issue additional options to some of the very people whose options had just vested. Consequently, management is benefitting disproportionately to get the deal done, with existing shareholders being further diluted and disadvantaged.

•	ISS #6: Governance - Will the combined company have a better or worse governance profile than the current governance profiles of the respective parties to the transaction? If the governance profile is to change for the worse, the burden is on the company to prove that other issues (such as valuation) outweigh any deterioration in governance.

GPP View: The companies have provided only limited information on governance for NewCo. The merger agreement states that NewCo’s board of directors would consist of four directors from BCRX, four from IDRA and one additional director subject to mutual agreement; the identities of six out of nine are currently unknown to us. Based on our analysis of the disparate value of the two entities, this evenly allocated board disadvantages the existing BCRX shareholders.

Currently, no single BCRX shareholder owns more than 15% of BCRX’s outstanding shares, whereas in the proposed NewCo, the existing largest shareholder’s ownership will increase to approximately 20% of the NewCo shares as a result of its greater proportionate ownership of IDRA. With all other BCRX shareholders being diluted, a holding of that size may result in effective voting control.

In summary, we believe that the proposed merger is not in the best interest of BCRX shareholders and we intend to vote against it. We encourage the Board to reconsider the propriety of the current proposed transaction.

Very truly yours,

/s/ DAVID KROIN

Name:      DAVID KROIN

Title:        MANAGING DIRECTOR

1 BioCryst earnings call, November 7, 2017.

2 https://www.fda.gov/forindustry/userfees/prescriptiondruguserfee/ucm566079.htm

3 https://www.sec.gov/Archives/edgar/data/936402/000110465915074944/a15-22162_1ex99d1.htm

4 http://investors.shire.com/news-and-events/news-releases/yr-2013/11-11-2013a.aspx

5 https://www.sec.gov/Archives/edgar/data/936402/000095010308001827/dp10565_ex9901.htm

6 https://www.sec.gov/Archives/edgar/data/946840/000119312508150887/dex991.htm

7 https://www.issgovernance.com/file/policy/active/americas/US-Voting-Guidelines.pdf

8 https://www.sec.gov/Archives/edgar/data/861838/000163859918000057/xslF345X03/doc4_5183.xml, https://www.sec.gov/Archives/edgar/data/861838/000114420417054858/tv478052_sc13da1.htm, https://www.sec.gov/Archives/edgar/data/1263508/000114420417058963/0001144204-17-058963-index.htm

9 Bloomberg Transcript service

10 https://www.sec.gov/Archives/edgar/data/882796/000110465918003194/a18-3548_1ex2d1.htm